Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (No. 333-33056, No. 333-52346, and No. 333-98219) on Form S-8 of Edwards Lifesciences Corporation of our report dated June 15, 2023, relating to the statements of net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary information as of December 31, 2022, appearing in this Annual Report on Form 11-K of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan for the year ended December 31, 2022.

/s/ Moss Adams LLP
San Francisco, California
June 15, 2023